# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KAZIA THERAPEUTICS LTD, CIK 0001075880
CUSIP: 48669G105
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: THREE INTERNATIONAL TOWERS LEVEL 24,, 300 BARANGAROO AVENUE, SYDNEY NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 05/26/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001137439-25-000568
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 2,114,649; shared voting power 0; sole dispositive power 2,114,649; shared dispositive power 0; aggregate amount beneficially owned 2,114,649 (18.5% of the class)

## Item 1. Issuer
Name of issuer: KAZIA THERAPEUTICS LTD
Address of issuer's principal executive offices: THREE INTERNATIONAL TOWERS LEVEL 24, 300 BARANGAROO AVENUE, SYDNEY NSW, C3, 2000

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate percentage of American Depositary Shares ("ADS") owned by the Reporting Person is calculated based upon 11,426,899 American Depository Shares outstanding as of March 12, 2026 (assuming all outstanding Ordinary Shares were represented by American Depository Shares), as disclosed in the Issuer's Registration Statement on Form F-3, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 17, 2026.

As of the close of business on May 26, 2026, the Reporting Person beneficially owned 2,114,649 ADS.
Percent of class: 18.5%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (05/27/2026)